Zentek Ltd.

Consolidated Financial Statements

For the years ended March 31, 2025 and 2024

(Expressed in Canadian Dollars)

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street, P.O. Box 11101
Vancouver, British Columbia
V6E 3P3

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Zentek Ltd.

Thunder Bay, Ontario

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Zentek Ltd. (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended in conformity with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board and Interpretations (collectively IFRS Accounting Standards).

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2022.

Vancouver, Canada

June 26, 2025

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at
	March 31,	March 31,
	2025	2024
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash and cash equivalents [note 13]	121,481	3,521,420
Accounts and other receivables - net [note 4]	1,202,745	296,530
Loan receivable [note 5]	-	543,263
Inventories [note 6]	887,509	1,421,982
Prepaids and deposits	278,051	465,758
Property held for sale - net [note 7]	1,878,107	-
Total current assets	4,367,893	6,248,953

Non-current assets
Inventories [note 6]	1,294,339	1,293,789
Property and equipment - net [note 7]	5,278,882	7,770,457
Exploration and evaluation assets [note 8]	7,455,071	7,271,857
Total non-current assets	14,028,292	16,336,103
Total assets	18,396,185	22,585,056

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 9]	2,966,264	1,169,262
Current portion of lease liability [note 10]	171,990	151,129
Current portion of long-term debt [note 11]	346,747	498,613
Total current liabilities	3,485,001	1,819,004

Non-current liabilities
Lease liability [note 10]	161,737	333,727
Long-term debt [note 11]	-	259,114
Total non-current liabilities	161,737	592,841
Total liabilities	3,646,738	2,411,845

SHAREHOLDERS' EQUITY
Share capital [note 12(a)]	89,477,168	86,105,945
Warrants [note 12(b)]	89,737	-
Share-based payment reserve [note 12(c)]	8,563,163	10,216,329
Shares to be issued [note 8(a)]	472,500	472,500
Deficit	(83,853,121)	(76,621,563)
Total shareholders' equity	14,749,447	20,173,211
Total shareholders' equity and liabilities	18,396,185	22,585,056
Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 18]
Subsequent Events [note 24]

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements were authorised for issue by the Board of Directors on June 26, 2025.

Approved on behalf of the Board of Directors:

"Greg Fenton"	, Director

"Ilse Treurnicht"	, Director

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		(As restated)
		(Note 22)
(Stated in Canadian Dollars)	2025	2024
FOR THE YEARS ENDED MARCH 31	$	$

REVENUE
Net sales	872,495	29,816

COST OF SALES	644,610	289,011

GROSS MARGIN	227,885	(259,195)

EXPENSES
Depreciation and amortisation [note 7]	600,322	613,714
Consulting fees	127,480	629,655
Directors fees [note 14]	252,500	173,125
Insurance	354,186	396,657
Investor relations and promotion	94,411	199,131
Listing and filing fees	222,945	180,495
Office expenses	106,698	142,822
Professional fees	2,288,633	1,380,611
Rent	311,556	359,651
Research and development	465,653	1,775,495
Salaries and benefits [note 14]	3,023,656	3,819,843
Share-based compensation [notes 12(c) and 14]	1,529,934	1,786,453
Supplies and materials	35,400	42,069
Travel	165,741	137,833
Other expenses [note 21]	254,183	504,680
	9,833,298	12,142,234

Loss before other income (expenses)	(9,605,413)	(12,401,429)

Interest income	101,613	405,483
Interest expense	(91,323)	(107,373)
Loss on disposal of equipment	(14,544)	(156,531)
Other income (expense) [note 9]	(429,991)	37,863
Income tax credit received	-	99,784
Government grants [note 20]	-	418,213
Total other income (expense)	(434,245)	697,439

Net loss and comprehensive loss for the period	(10,039,658)	(11,703,990)

Basic and diluted net loss per share [note 19]	(0.10)	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Share-Based			Total
		Share		Payment	Shares to be		Shareholders'
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2023	99,533,982	85,754,399	-	10,355,611	472,500	(66,198,308)	30,384,202
Stock options exercised [note 12(a)]	1,527,696	758,000	-	(645,000)	-	-	113,000
Shares purchased for cancellation [note 12(a)]	(245,100)	(408,853)	-	-	-	-	(408,853)
Share issued	2,999	2,399	-	-	-	-	2,399
Stock options expired [note 12(c)]	-	-	-	(1,280,735)	-	1,280,735	-
Recognition of share-based compensation [note 12(c)]	-	-	-	1,786,453	-	-	1,786,453
Net loss and comprehensive loss for the year	-	-	-	-	-	(11,703,990)	(11,703,990)
Balance as at March 31, 2024	100,819,577	86,105,945	-	10,216,329	472,500	(76,621,563)	20,173,211
Issuance of units [note 12(a)]	2,361,500	2,980,213	89,737	-	-	-	3,069,950
Unit issue costs [note 12(a)]	-	(73,624)	-	-	-	-	(73,624)
Stock options exercised [note 12(a)]	1,312,751	607,500	-	(375,000)	-	-	232,500
Stock options expired [note 12(c)]	-	-	-	(2,808,100)	-	2,808,100	-
Shares purchased for cancellation [note 12(a)]	(102,900)	(142,866)	-	-	-	-	(142,866)
Recognition of share-based compensation [note 12(c)]	-	-	-	1,529,934	-	-	1,529,934
Net loss and comprehensive loss for the year	-	-	-	-	-	(10,039,658)	(10,039,658)
Balance as at March 31, 2025	104,390,928	89,477,168	89,737	8,563,163	472,500	(83,853,121)	14,749,447

The accompanying notes are an integral part of these consolidated financial statements.

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	2025	2024
FOR THE YEARS ENDED MARCH 31	$	$

OPERATING ACTIVITIES
Loss for the year	(10,039,658)	(11,703,990)
Items not affecting cash
Depreciation and amortisation [note 7]	600,322	613,714
Loan receivable accrued interest	-	(22,739)
Loss on disposal of equipment	14,544	156,531
Share-based compensation [note 12(c)]	1,529,934	1,786,453
Valuation allowance on inventory [note 6]	136,447	203,553
Net change in non-cash working capital balances [note 13]	1,475,970	914,889
Cash flows used in operating activities	(6,282,441)	(8,051,589)

INVESTING ACTIVITIES
Loan receivable advanced	(2,587)	(36,882)
Loan receivable repayment	545,850	2,500,000
Mineral exploration and evaluation expenditures capitalised	(183,214)	(271,857)
Proceeds on sale of property and equipment	-	10,000
Purchase of property and equipment [notes 7 and 13]	(1,398)	(320,099)
Cash flows from (used in) investing activities	358,651	1,881,162

FINANCING ACTIVITIES
Payments on lease liability [note 10]	(151,129)	(129,264)
Payments on long-term debt [note 11]	(410,980)	(240,353)
Proceeds from stock options exercised [note 12(a)]	232,500	113,000
Shares purchased for cancellation [note 12(a)]	(142,866)	(408,853)
Units issued [note 12(a)]	3,069,950	-
Unit issue costs	(73,624)	-
Cash flows used in financing activities	2,523,851	(665,470)

Change in cash and cash equivalents during the year	(3,399,939)	(6,835,897)
Cash and cash equivalents, beginning of year	3,521,420	10,357,317
Cash and cash equivalents, end of year	121,481	3,521,420

Supplementary disclosures - see note 13

The accompanying notes are an integral part of these consolidated financial statements.

ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Guelph, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

The Company's operating segments are organized into the following reportable segments:

- Intellectual Property Development - Includes manufacturing and distribution of graphene related products.

- Biotech - Includes service revenue generated through aptamer technology.

- Albany Project - Includes the exploration and evaluation asset and mineral exploration activities.

- Unallocated Corporate Costs - Includes corporate activities and certain unallocated costs.

During the year, the Company adopted segment reporting as a result of revenue being recognized in an additional segment. The comparative figures have been restated to reflect the change in segment reporting.

These consolidated financial statements of the Company for the year ended March 31, 2025 were approved and authorised for issue by the Board of Directors on June 26, 2025.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future. These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations

As at March 31, 2025, the Company had not yet achieved profitable operations and had an accumulated deficit of $83,853,121 and expects to incur further losses in the development of its business. These events and conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

6
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

2. MATERIAL ACCOUNTING POLICY INFORMATION

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

Basis of Presentation

The consolidated financial statements have been prepared using the measurement bases specified by IFRS Accounting Standards for each type of asset, liability, income and expense. The measurement bases are more fully described in the accounting policies below. The consolidated financial statements are prepared on the historical cost basis. In addition, these consolidated financial statements are prepared using the accrual basis of accounting, except for cash flow information.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgements, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year.

The consolidated financial statements consolidate the accounts of the Company and all of its subsidiaries. The Company has the following wholly owned subsidiaries: Triera Biosciences Ltd., 1000114904 Ontario Inc., Zentek USA Inc. and Albany Graphite Corp.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries. In preparing the consolidated financial statements, transactions in currencies other than the entity's functional currency are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non- monetary items that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains/losses on translation are recorded in profit or loss.

Financial Instruments

Financial assets

Initial recognition and measurement

The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognised initially at fair value plus directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Cash and amounts receivable held for collection of contractual cash flows are measured at amortised cost.

Subsequent measurement - financial assets at amortised cost

After initial recognition, financial assets measured at amortised cost are subsequently measured at the end of each reporting period at amortised cost using the Effective Interest Rate ("EIR") method. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company's financial assets measured at amortised cost correspond to cash, accounts and other receivables and loan receivable and their nominal value is similar to their amortised cost.

7
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Derecognition

A financial asset is derecognised when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are accounts and other receivables and loan receivable, which are measured at amortised cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognised at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognised.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortised cost. The Company's financial liabilities include accounts payable and accrued liabilities and long-term debt which are measured at amortised cost. All financial liabilities are recognised initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement - financial liabilities at amortised cost

After initial recognition, financial liabilities measured at amortised cost are subsequently measured at the end of each reporting period at amortised cost using the EIR. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company's financial liabilities measured at amortised cost correspond to accounts payable, lease liability and long-term debt and their nominal value is similar to their amortised cost.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognised in other income or expense in the statements of loss.

Assets held for sale

The Company has accounted for assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations . Items classified as held for sale are non-current assets and liabilities that will be recovered principally through a sale transaction rather than continual use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within one year. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less selling costs and, if significant, are presented separately from other assets as current assets on the statements of financial position. If assets are held for longer than 12 months, the Company records a provision for the expected decrease in sales value.

8
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Exploration and Evaluation Assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity (e.g. geological, geophysical studies, exploratory drilling and sampling), and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination or asset purchase. The Company follows the practice of capitalizing all costs related to the acquisition of, exploration for and evaluation of mineral claims and crediting all revenue, including government assistance, received against the cost of related claims. Costs incurred before the Company has obtained the legal rights to explore an area are recognised as expenses of the Company.

Capitalised costs are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment at each financial reporting date or when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Property and Equipment

Equipment is carried at acquisition cost less subsequent depreciation and impairment losses. Depreciation is recognised on a declining balance basis over the estimated useful lives of the equipment less estimated residual value. The rates applicable are:

Building	4%
Office furniture and equipment	20%
Equipment - Manufacturing	Straight-line over 20 years
Signage	20%
Computers	20%
Computer software	100%
Leasehold improvements	Straight-line over lower of term of lease or economic life
Right of Use Assets	Straight-line over lower of term of lease or economic life

Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss.

9
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Impairment of Non-Financial Assets

At each financial reporting date, the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair values less costs to sell, and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognised in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.

Share Capital

Share capital represents the fair value of consideration received, less related costs.

Warrants

Warrants are recorded at their fair value on the date of issue, net of issue costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants issued. On the exercise of warrants, consideration received and the accumulated warrant value attributed to the portion exercised is credited to share capital. For those warrants that expire after vesting, the recorded value is transferred to deficit.

10
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Units Issued (Common Shares with Warrants)

The Company may issue units consisting of common shares and warrants in public or private offerings. Each unit typically consists of one common share and a fraction or whole of a common share purchase warrant. The Company accounts for the issuance of such units in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, as follows:

- The common share component is classified as equity and measured at the residual amount after determining the fair value of any financial liability components.

- The warrant component is evaluated to determine whether it meets the definition of an equity instrument under IAS 32. If the warrants are:

- Equity-classified (e.g., fixed-for-fixed in the entity's own equity): the allocated amount is recorded within equity (typically as "Warrants").

- Liability-classified (e.g., cash-settled or with variable settlement terms): the fair value of the warrants is recorded as a financial liability at initial recognition, with subsequent changes in fair value recognized in profit or loss.

The allocation of proceeds from unit issuances is performed using the relative fair value method, unless the warrants are classified as liabilities. In that case, the liability component is measured first at fair value, with the residual amount allocated to equity.

Transaction costs directly attributable to the issuance of equity instruments are deducted from equity, net of any related tax effects. Costs attributable to the issuance of financial liabilities are expensed as incurred or included in the initial carrying amount of the liability as appropriate.

Share-Based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in the share-based payment note. See note 12(c).

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire after vesting, the recorded value is transferred to deficit.

On the exercise of options, consideration received and the accumulated option value attributed to the portion exercised is credited to share capital.

11
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Cash and Cash Equivalents

The Company's policy is to disclose cash, bank account balances, cashable investment-grade deposit certificates and non- cashable investment-grade deposit certificates that are readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value as cash and cash equivalents. Cash and cash equivalents are held in Canadian chartered banks or financial institutions controlled by a Canadian chartered bank.

Segment Reporting

Segment results that are reported to the Chief Operating Decision Makers, being the Company's Board of Directors and senior leadership team, include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Operating segments are aggregated if they are similar and demonstrate similar economic characteristics. Unallocated items comprise mainly corporate assets (primarily the Company's headquarters), and head office expenses.

Loss per Share

Basic loss per share is calculated using the weighted average number of shares outstanding. In order to determine diluted loss per share, any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of warrants and options that would increase earnings per share or decrease loss per share. The outstanding stock options and warrants to purchase common shares disclosed in note 12 were not included in the computation of the diluted loss per share for the periods presented because the effect would be anti-dilutive.

Income Taxes

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. The Company has not recognised deferred tax assets to the extent that the Company does not consider it probable that a deferred tax asset will be recovered.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

12
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when the Company has a present legal or constructive obligation caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the units-of-production or the straight-line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses. The Company had no material restoration, rehabilitation and environmental obligations as at March 31, 2025 or 2024 as the disturbance to date is minimal.

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

Leases

The Company assesses at inception of a contract, whether the contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of time, the Company assesses whether the customer has the following through the period of use:

• The right to obtain substantially all of the economic benefits from use of the identified asset; and

• The right to direct the use of the identified asset.

At the lease commencement date, the Company recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost. The cost of the right-of-use asset is comprised of the initial amount of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred by the Company, and an estimate of the costs to be incurred by the Company in dismantling and removing the underlying asset and restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the commencement date, the Company measures right-of-use assets related to property and equipment by applying the cost model, whereby the right-of-use asset is measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term or the end of the useful life of the right-of-use asset. The estimated useful life of the right-of-use assets are determined on the same basis as those of property, plant and equipment. The determination of the depreciation period is dependent on whether the Company expects that the ownership of the underlying asset will transfer to the Company by the end of the lease term or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option.

13
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Leases (continued)

The lease liability is initially measured at the present value of the lease payments not paid at the lease commencement date, discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate, if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the lease liability comprise of fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate, amounts expected to be payable by the Company under a residual value guarantee, the exercise price of a purchase option that the Company is reasonably certain to exercise, and payment of penalties for terminating the lease if the lease term reflects the Company exercising an option to terminate the lease. After the commencement date, the Company measures the lease liability at amortised cost using the effective interest method.

The Company remeasures the lease liability when there is a change in the lease term, a change in the Company's assessment of an option to purchase the underlying asset, a change in the Company's estimate of amounts expected to be payable under a residual value guarantee, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments. On remeasurement of the lease liability, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to not recognise right-of-use assets and lease liabilities for short-term leases of property and equipment and low value leases of property and equipment. Short-term leases are leases with a term of twelve months or less. The Company recognises the lease payments associated with these leases as an expense on either a straight-line basis over the lease term or another systematic basis if that basis is more representative of the pattern of the lessee's benefit.

Inventories

Inventories are comprised of raw materials. Inventories are recorded at the lower of cost and net realizable value. Cost is determined on a standard cost basis, and includes the purchase price and other costs, such as import duties, taxes and transportation costs. Inventory cost is determined on a first-in, first-out basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials and freight-in. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling costs.

Where inventory is not expected to be sold within a year of the date of statement of financial position, it is presented as a non-current asset.

Government grants

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Company recognises expenses as related costs for which funded expenditures are incurred. Government grants are recognised when there is reasonable assurance that the Company will comply with the terms and conditions associated with the grants and the grants will be received. An unconditional government grant is recognised in profit or loss when the Company is entitled to receive the grant funding.

14
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Revenue Recognition

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenue to be recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligations within the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligations; and

5. Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue includes both the sale of products and services. The Company enters into sales contracts with its customers that outline the payment, shipping and return policies under these commercial arrangements. The performance obligation within the sales contracts is primarily the delivery of the Company's patented antimicrobial coating (ZenGUARDTM) technology for use on personal protective equipment including masks. These products are sold for contractually determined prices that include consideration for the products delivered. The transaction price is allocated to the masks based on their selling price and is recognized when the control of these products is obtained by the Company's customers which is generally upon delivery.

Where the consideration payable by the Company's customers includes volume rebates and merchandise discounts, they are considered in determining the transaction price and are estimated and recognised at the time of the sale as a deduction against recognized revenue. To date, these rebates and discounts have been immaterial.

Through its wholly owned subsidiary, Triera Biosciences Ltd., the Company recognizes service revenue to develop multivalent aptamer technology when the Company enters into contracts with its customers that outline the specific aptamer technology to be developed, outline the delivery terms and pricing arrangements. The performance obligation within the sales contracts is primarily the development of the aptamer technology including the aptamer itself. These services are sold for contractually determined prices that include specific timelines. The service revenue is recognized upon the delivery of the aptamer technology to the customer within the agreed upon timeline.

New Standards, Interpretations and Amendments Adopted from April 1, 2024

Certain IFRS pronouncements were issued that were mandatory for accounting periods beginning on or after April 1, 2024. Many have been excluded as management does not expect them to have a material effect. The following amendments are effective for the year beginning April 1, 2024:

IAS 1 - Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants. The amendments require that an entity's right to defer settlement of a liability for at least twelve months after the reporting period must have substance and must exist at the end of the reporting period. Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement for at least twelve months after the reporting period. In addition, If an entity's right to defer is subject to the entity complying with specified conditions, such conditions affect whether that right exists at the end of the reporting period, if the entity is required to comply with the condition on or before the end of the reporting period and not if the entity is required to comply with the conditions after the reporting period. The amendments also provide clarification on the meaning of 'settlement' for the purpose of classifying a liability as current or non-current.

15
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

2. MATERIAL ACCOUNTING POLICY INFORMATION (continued)

New Standards, Interpretations and Amendments not yet Effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2025:

Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates)

The following amendments are effective for the year beginning April 1, 2026:

Classification and Measurement of Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments)

The following amendments are effective for the year beginning April 1, 2027:

IFRS 18 Presentation and Disclosure in Financial Statements (New)

The Company is currently assessing the impact of these new accounting standards and amendments.

3. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company's management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates and these differences could be material.

The areas which require management to make significant judgements, estimates and assumptions in determining carrying values include, but are not limited to:

Inventory

Judgement is required in determining whether net realizable value should be evaluated on a product by product basis or if products cannot be evaluated separately from other products in inventory and should be grouped with similar products. A provision for obsolete inventory is established based on materials on hand that can no longer be used for customer orders based on a review of historical and forecast sales, as well as a technical review to see if such materials are still viable.

The carrying value of raw materials includes a significant quantity of graphene oxide inventory, whose valuation is based on estimated market prices due to the absence of active market transactions. Management has assessed the net realizable value using external input from industry sources.

Expected credit loss allowance and provision

The Company determines an expected credit loss allowance for trade receivables based on the estimated expected lifetime credit loss, considering the actual credit loss in prior years and forward-looking estimates of expected collections. This estimate varies depending on the nature of the trade receivables, the majority of which are associated with the health sciences business; however, also includes receivables from government agencies. The loss allowance is reviewed on a quarterly basis and any change in estimate is accounted for prospectively. Collectivity of customer balances classified as trade receivables may vary from the Company's estimation. The Company also assesses the expected credit loss of non-trade financial assets, such as the loan receivable which is secured by property mortgages, to determine if an allowance is required.

16
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

3. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES (continued)

Impairment (impairment reversal) of exploration and evaluation assets

While assessing whether any indications of impairment or impairment reversal exist for exploration and evaluation assets, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets.

Impairment (impairment reversal) of property and equipment

Judgements are required to assess when internal or external indicators of impairment or impairment reversal exist, and impairment testing is required. Management considers internal and external sources of information including forecasted sales, cashflows and expected production volumes. judgement is required to assess these internal and external factors when determining if the carrying amount of an asset is impaired, or in the case of a previously impaired asset, whether the carrying amount of the asset has been restored.

Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgement used in applying valuation techniques. These assumptions and judgements include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgements and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Contingencies

By their nature, contingencies will only be resolved when one or more future events transpire. The assessment of contingencies inherently involves estimating the outcomes of future events. The Company has disclosed its disputes and was required to exercise judgement in assessing the recorded amounts.

17
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
4.  ACCOUNTS AND OTHER RECEIVABLES
	March 31,	March 31,
	2025	2024
	$	$
HST recoverable	345,422	174,158
Other receivables	3,333	27,292
Accrued interest receivable on guaranteed investment certificates	62	32,791
Government grants receivable	-	60,850
Trade receivables	853,928	1,439
Total accounts and other receivables	1,202,745	296,530

5. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan was originally secured by mortgages against two properties held by the borrower. The original maturity date was July 1, 2022 and an amended and restated promissory note was completed in 2023 with a revised maturity date of September 29, 2023. As a result of the sale of one property held as security, in June 2023, a partial payment of $2,500,000 was received and applied against the loan receivable. The security against this sold property was released accordingly.

On November 9, 2023, an amended and restated promissory note for the remaining balance was completed with a new maturity date of March 29, 2024.

On April 16, 2024, the Company entered into an amended and restated promissory note with a revised maturity date of October 31, 2024.

On November 5, 2024, the Company collected the remaining amount owing on the loan receivable. No further amounts are owing related to this amended and restated promissory note. A continuity of the loan principal and interest balances is presented below:

	March 31,	March 31,
	2025	2024
	$	$
Loan balance, beginning of year	543,263	2,983,642
Loans advanced	2,587	36,882
Principal payments received	(500,000)	(2,500,000)
Interest earned	17,500	72,739
Interest payments received	(17,500)	(50,000)
Legal fees reimbursed	(45,850)	-
Loan balance, end of year	-	543,263

18
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

6.  INVENTORIES

	March 31,	March 31,
	2025	2024
	$	$
Raw materials	2,193,242	2,513,413
Finished goods	328,606	405,911
Allowance for impairment	(340,000)	(203,553)
Total inventories	2,181,848	2,715,771
Less: non-current portion	(1,294,339)	(1,293,789)
Total current portion of inventories	887,509	1,421,982

The change in the allowance for impairment of inventory in the amount of $136,447 (March 31, 2024: $203,553) was recognized as an expense and included in cost of sales.

The amount of inventories recognised as an expense and included in cost of sales for the year ended March 31, 2025 was $340,000 (2024: $203,553).

19
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

7. PROPERTY AND EQUIPMENT

	Land and	Plant and	Office furniture	Leasehold		Under
	Building	Equipment	and Equipment	Improvement	Right of Use	Construction	Total
Cost
Balance at April 1, 2023	2,064,993	4,026,944	243,499	354,705	959,788	1,946,048	9,595,977
Additions	-	103,651	4,033	-	-	107,151	214,835
Disposals	-	(278,242)	-	-	-	-	(278,242)
Transfers	-	2,000,490	-	-	-	(2,000,490)	-
Balance at March 31, 2024	2,064,993	5,852,843	247,532	354,705	959,788	52,709	9,532,570
Additions	-	-	1,398	-	-	-	1,398
Disposals	-	-	(36,933)	-	-	-	(36,933)
Transfers	-	-	-	-	-	-	-
Balance at March 31, 2025	2,064,993	5,852,843	211,997	354,705	959,788	52,709	9,497,035

Accumulated Depreciation
Balance at April 1, 2023	110,524	472,222	86,590	246,192	344,582	-	1,260,110
Depreciation for the year	44,313	348,822	31,911	28,348	160,320	-	613,714
Disposals	-	(111,711)	-	-	-	-	(111,711)
Transfers	-	-	-	-	-	-	-
Balance at March 31, 2024	154,837	709,333	118,501	274,540	504,902	-	1,762,113
Depreciation for the year	32,049	354,876	25,244	28,271	159,882	-	600,322
Disposals	-	-	(22,389)	-	-	-	(22,389)
Transfers	-	-	-	-	-	-	-
Balance at March 31, 2025	186,886	1,064,209	121,356	302,811	664,784	-	2,340,046

Carrying Amounts
Balance at March 31, 2024	1,910,156	5,143,510	129,031	80,165	454,886	52,709	7,770,457

Balance at March 31, 2025	1,878,107	4,788,634	90,641	51,894	295,004	52,709	7,156,989
Less: property held for sale	(1,878,107)	-	-	-	-	-	(1,878,107)
Balance at March 31, 2025	-	4,788,634	90,641	51,894	295,004	52,709	5,278,882

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2024: $52,709) related to costs incurred for a production line at the silver-graphene oxide pilot plant. Depreciation was not recorded on assets under construction until they were put into use.

On October 18, 2024, the Company listed to sell 24 Corporate Court in Guelph, Ontario which currently is the registered head office of the Company and was held for sale at March 31, 2025. On April 15, 2025, the Company announced it had entered into an agreement of purchase and sale for 24 Corporate Court in Guelph, Ontario. The carrying value of the land and building at March 31, 2025 was $1,878,107 and is disclosed separately as a current asset in the Consolidated Statements of Financial Position as Property held for sale at March 31, 2025 and is applicable to the Intellectual Property Development segment. On May 15, 2025, the Company announced the completed sale for $2,500,000 and will lease back the property from the purchaser until January 31, 2026.

20
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

8. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property

$
Balance at March 31, 2023	7,000,000
Expenditures capitalized	271,857
Balance at March 31, 2024	7,271,857
Expenditures capitalized	183,214
Balance at March 31, 2025	7,455,071

21
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2025	2024
	$	$
Trade payables	2,006,918	541,311
Accrued liabilities	439,346	627,951
Flow-through share subscribers' income tax	427,000	-
Part XII.6 tax payable	93,000	-
Total accounts payable and accrued liabilities	2,966,264	1,169,262

In January 2025, the Canada Revenue Agency ("CRA") completed its audit of the Company's 2018 and 2019 renunciation of certain Canadian exploration expenses ("CEE") in favour of subscribers of flow-through share private placements that closed on December 21, 2018 and December 20, 2019 (the "Flow-Through Financings") for aggregate proceeds of $4,210,000.

In February 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2018 Flow-Through Financing. This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $59,693.

The Company has not yet received a NOR for the amounts renounced in the 2019 Flow-Through Financing. As a result, further amendments to the flow-through share expenditures renounced for the period from March 31, 2019 to March 31, 2022, may occur.

The Company has estimated its potential Part XII.6 liability as a result of the CRA audit to be $93,000. The reduction in previously provided renunciations may also result in an additional obligation for the Company to indemnify certain flow- through shareholders due to reductions in previously flowed through CEE deductions. Management has estimated this indemnification obligation to be $427,000.

A provision of $520,000 has been recognized for this liability and is included in accounts payable and accrued liabilities. $93,000 of this liability consists of management's estimate of Part XII.6 tax owing and $427,000 consists of management's estimate of the Company's indemnification obligation.

22
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

10. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility in Guelph, Ontario. The initial term of the lease was for three years commencing on February 1, 2021, subject to a right of extension as described herein. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending to January 31, 2027.

The lease liability relates to the above noted agreement. The lease liability as at March 31, 2025 and March 31, 2024 is as follows:

	March 31,	March 31,
	2025	2024
	$	$
Lease liability	333,727	484,856
Less: current portion	(171,990)	(151,129)
Long-term portion	161,737	333,727

Interest expense recognised on the lease liability for the year ended March 31, 2025 was $54,311 (2024: $65,476).

11. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum. On October 1, 2023, the repayment terms were amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was further extended by seven months with a new maturity date of October 1, 2025. The Company did not consider this extension to be a substantial modification to the vendor-take-back agreement. On March 20, 2025, the Company and the lender agreed to suspend further payments, including interest only payments, until after the property held for sale closed.

	March 31,	March 31,
	2025	2024
	$	$
First mortgage payable in monthly installments of $43,764 including interest at 5% per annum, due October 1, 2025, with land and building, having a net book value of $1,878,107 (March 31, 2024: $1,910,158), pledged as collateral.	346,747	757,727
Less current portion	(346,747)	(498,613)
Total long-term debt	-	259,114

The mortgage payable is held on 24 Corporate Court in Guelph, Ontario. On May 15, 2025, the proceeds from the closing of the sale were used to fully repay and discharge the mortgage [see Note 7].

23
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

12. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the year ended March 31, 2025, the Company completed a private placement in which a total of 2,361,500 units were issued at $1.30 per unit for gross proceeds of $3,069,950. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 per a period of two years. Unit issue costs associated with this private placement totaled $73,624.

During the year ended March 31, 2025, the Company issued 1,312,751 common shares in connection with the exercise of 1,700,000 options (2024: 1,527,696 common shares on exercise of 2,000,000 options). The carrying value of the options, being $375,000 (2024: $645,000), was removed from share-based payment reserve and added to share capital. Of the 1,700,000 (2023: 2,000,000) options exercised, 1,250,000 (2024: 1,900,000) were exercised using a "cashless" exercise method whereby 387,249 (2024: 472,304) fewer shares were issued than exercised as compensation for the $534,500 (2024: $958,000) that would have otherwise been received by the Company upon exercise.

During the year ended March 31, 2025, the Company also purchased, and subsequently cancelled, 102,900 (2024: 245,100) of its own common shares at a cost of $142,866 (2024: $408,853).

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as at March 31, 2025 are as follows:

	Exercise	Grant Date	March 31,
	Price	Fair Value	2025
Expiry Date	$	$	#
August 19, 2026	3.00	89,737	1,180,750

The following is a summary of warrants activity for the year ended March 31, 2025:

	Year ended March 31, 2025
	Number	Weighted average exercise price
		$
Balance, beginning of year	-	-
Granted	1,180,750	3.00
Exercised	-	-
Expired	-	-
Balance, end of year	1,180,750	3.00

The grant date fair value of these warrants was $0.08. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 49%; risk-free interest rate of 3.3%; and expected life of 2 years.

The Company had no share purchase warrants outstanding as of March 31, 2024.

24
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

During the year ended March 31, 2025, the Company issued 2,000,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.42 to $1.52. The grant date fair value of these stock options was $1,802,247. The vesting period for the stock options issued was as follows: 621,250 at the date of issuance; 661,250 after 12 months from the date of issuance; 621,250 after 24 months from the date of issuance; and 96,250 after 36 months from the date of issuance.

In addition, during the year ended March 31, 2025, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 5,000 stock options to a consultant at an exercise price of $1.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 1,667 on June 1, 2024; 1,667 on June 1, 2025; and 1,666 on June 1, 2026.

During the year ended March 31, 2024, the Company issued 1,250,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.75 to $2.24. The grant date fair value of these stock options was $1,545,175. The vesting period for the stock options issued was as follows: 416,667 at the date of issuance; 350,000 after 6 months from the date of issuance; 416,667 after 12 months from the date of issuance; and 66,667 after 24 months from the date of issuance.

In addition, during the year ended March 31, 2024, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 195,000 stock options to a number of directors and officers at an exercise price of $5.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 65,000 at the date of issuance; 65,000 after 6 months from the date of issuance; and 65,000 after 12 months from the date of issuance. In February 2024, the Company repriced the Triera stock options, reducing the exercise price from $5.00 per share to $1.00 per share. All other terms and conditions of these options remained unchanged.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the years ended March 31 is presented below:

	Triera		The Company
	Mar 31, 2025	Mar 31, 2024	Mar 31, 2025	Mar 31, 2024
Expected dividend yield	0%	0%	0%	0%
Expected volatility	98% to 120%	98% to 120%	62% to 77%	70% to 90%
Expected forfeiture rate	0%	0%	7%	5%
Risk-free interest rate	4.50%	3.90%	4.0% to 4.5%	3.6% to 4.5%
Expected life	3 years	3 to 5 years	3 to 5 years	3 to 5 years

The Company's computation of expected volatility for the years ended March 31, 2025 and 2024 is based on the Company's market close price over a prior period equal to the expected life of the options except for the volatility of the Triera options which is based on a comparable publicly traded company.

25
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2025	2024
	$	$
Share-based compensation expense	1,529,934	1,786,453

Stock option and share-based payment activity of the Company for the years ended March 31, 2025 and March 31, 2024 are summarised as follows:

	Year ended		Year ended
	March 31, 2025		March 31, 2024
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of year	7,098,334	2.37	8,673,334	2.03
Granted	2,000,000	1.52	1,250,000	2.03
Exercised	(1,700,000)	0.45	(2,000,000)	0.54
Expired	(1,275,000)	3.84	(825,000)	2.72
Balance, end of year	6,123,334	2.32	7,098,334	2.37

At March 31, 2025, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.40 - $1.00	633,334	0.28	$0.55	633,334	$0.55
$1.01 - $4.00	4,465,000	2.75	$2.12	3,135,416	$2.37
$4.01 - $5.67	1,025,000	1.79	$4.27	1,025,000	$4.27
Totals	6,123,334	2.33	$2.32	4,793,750	$2.54

26
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2024, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2024	Life (years)	CAD$	2024	CAD$
$0.40 - $1.00	2,333,334	0.79	$0.48	2,333,334	$0.48
$1.01 - $4.00	3,025,000	2.52	$2.63	2,316,667	$2.81
$4.01 - $5.67	1,740,000	2.04	$4.46	1,740,000	$4.46
Totals	7,098,334	1.84	$2.37	6,390,001	$2.41

Stock option and share-based payment activity of the Company's subsidiary, Triera, for the years ended March 31, 2025 and March 31, 2024 are summarised as follows:

	Year ended		Year ended
	March 31, 2025		March 31, 2024
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	195,000	1.00	-	-
Granted	5,000	1.00	195,000	1.00
Exercised	-	-	-	-
Expired	(10,000)	1.00	-	-
Balance, end of year	190,000	1.00	195,000	1.00

At March 31, 2025, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.00 - $1.00	200,000	3.22	$1.00	196,666	$1.00

27
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2024, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2024	Life (years)	CAD$	2024	CAD$
$0.00 - $1.00	195,000	4.25	$1.00	65,000	$1.00

13. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	March 31,	March 31,
	2025	2024
	$	$
Accounts and other receivables	(906,215)	272,478
Inventories	397,476	(70,251)
Prepaids and deposits	187,707	728,211
Accounts payable and accrued liabilities	1,797,002	(15,549)
Total change in non-cash working capital balances	1,475,970	914,889

Supplementary disclosures:

Change in accounts payable relating to property and equipment	$-	$(105,264)

During the year ended March 31, 2025, 1,250,000 (2024: 1,900,000) stock options were exercised using a "cashless" exercise method whereby 387,249 (2024: 472,304) fewer shares were issued than options exercised as compensation for the $534,500 (2024: $958,000) in cash that would have otherwise been received by the Company upon exercise.

Cash and cash equivalents are comprised of:	March 31,	March 31,
	2025	2024
	$	$
Cash in bank	121,481	521,420
Cashable guaranteed investment certificate, variable rate, matured January 2025	-	3,000,000
Total cash and cash equivalents	121,481	3,521,420

28
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

14. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the years ended March 31, 2025 and 2024 were as follows:

	2025	2024
	$	$
Directors fees	252,500	173,125
Salaries and benefits	1,010,201	1,441,458
Share-based compensation	1,191,219	1,408,778
Total remuneration of key management personnel	2,453,920	3,023,361

15.  INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2024 - 26.5%) were as follows:

	2025	2024
	$	$
Loss before income taxes	(10,039,658)	(11,703,990)
Expected income tax recovery based on statutory rate	(2,661,000)	(3,102,000)
Adjustments to expected income tax benefit:
Share-based compensation	405,000	473,000
Non-deductible expenses and other	7,000	(33,000)
Change in benefit of tax assets not recognised	2,249,000	2,662,000
Deferred income tax provision (recovery)	-	-

29
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

15. INCOME TAXES (continued)

b) Deferred Income Tax

The components of deferred tax are summarised below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2025	2024
	$	$
Recognised deferred tax assets and liabilities
Interest in exploration and evaluation property	-	507,635
Property and equipment	-	(515,160)
Right-of-use assets	(78,000)	(121,000)
Lease liability	78,000	128,525
Net deferred tax assets	-	-

Deferred income tax assets have not been recognised in respect of the following deductible temporary differences:

	2025	2024
	$	$
Non-capital loss carry-forwards	43,742,000	29,628,000
Equipment	390,000	-
Interest in exploration and evaluation property	28,256,000	26,340,000
Scientific research and development	512,000	580,000
Share issue costs	317,000	675,000
Lease liability	39,000	-
Deductible temporary differences	73,256,000	57,474,000

Deferred tax assets have not been recognised in respect of these temporary differences because it is not probable that future taxable profits will be available against which the Company can utilise the benefits.

c) Loss Carry-Forwards

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilised, the non-capital losses of approximately $43,742,000 will expire between the fiscal years ending March 31, 2031 and March 31, 2045.

The Company has approximately $35,250,000 of Canadian development and exploration expenditures as at March 31, 2025 (2024: $35,250,000), which under certain circumstances may be utilised to reduce the taxable income of future years.

30
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

16. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and commercialization of intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company's counterparty credit risk increased from the prior year as a result of the trade receivables and loan receivable in existence at year end.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

i) Accounts receivable, other receivables and loan receivable

As the Company has commenced production and sales, it is exposed to credit risk with respect to its accounts receivable. The Company manages its credit risk by reviewing and assessing credit exposure prior to facilities being committed to customers. Overall the Company's credit risk has not changed from the prior period. The Company's accounts and other receivables and loan receivable total $1,202,745 (2024: $839,793), representing the maximum exposure to credit risk from those financial assets. The loan receivable was fully repaid during the year ended March 31, 2025. As at March 31, 2025, one customer accounted for 93% of trade accounts receivable and 91% of revenue. The Company believes that there is no unusual exposure associated with the collection of these receivables.

ii) Cash and Cash Equivalents

In order to manage credit and liquidity risk, the Company's cash is held through a large Canadian Financial Institution and the Company invests only in highly rated investment grade instruments that are cashable or have maturities of three months or less. The investments are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

The following are the undiscounted amounts and contractual maturities of the Company's long-term debt and anticipated timing of settlements of its other financial liabilities as at March 31, 2025 and 2024:

Balance, as at March 31, 2025	< 1 year	1-2 years	> 2 years
	$	$	$
Accounts payable and accrued liabilities	2,966,264	-	-
Lease liability	171,990	161,737	-
Debt	346,747	-	-

Balance, as at March 31, 2024	< 1 year	1-2 years	> 2 years
	$	$	$
Accounts payable and accrued liabilities	1,169,262	-	-
Lease liability	151,129	171,990	161,737
Long-term debt	498,613	259,114	-

31
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

16. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realise a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. As a result, the Company is exposed to currency risk on these transactions. A 1% strengthening of the US dollar would affect net loss by approximately $5,000. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

e) Fair Value of Financial Instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2025, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The carrying values of all of the Company's financial instruments approximate their fair values.

17. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Company's capital management objectives, policies and processes have remained unchanged during the years ended March 31, 2025 and 2024.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

32
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

18. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company. The trial commenced on October 21, 2024 and closing submissions were held on January 17, 2025.

19. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the year ended March 31, 2025 is 102,977,860 (2024: 100,503,442). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the years ended March 31, 2025 and March 31, 2024, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

33
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

20. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities. The Company was successful in securing funding with the National Research Council for the Industrial Research Assistance Program for an HVAC project which included funding to offset both labour and third-party testing costs. The Company has also secured funding for ZENArmor Pigment Synthesis, Substrate Preparation and Coating from Public Works and Government Services Canada. Lastly, the Company has secured funding from Downsview Aerospace Innovation & Research Centre ("DAIR") Green Fund for passive icephobic coating testing.

Government grants received or receivable during the years ended March 31, 2025 and 2024 were as follows:

	2025	2024
	$	$
National Research Council	-	46,322
Public Works and Government Services Canada	-	304,391
DAIR Green Fund	-	67,500
Total government grants received or receivable	-	418,213

21.  OTHER EXPENSES

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2025	2024
	$	$
Automotive	27,149	22,540
Bank fees	4,781	4,698
Dues and subscriptions	37,215	49,590
Freight and delivery	11,038	176,423
Meals and entertainment	33,293	49,591
Other expenses	22,081	41,826
Property taxes	34,030	31,862
Repairs and maintenance	48,158	83,795
Telephone	20,325	23,507
Utilities	16,113	20,848
Total other expenses	254,183	504,680

22. COMPARATIVE FIGURES

During the year, the Company adopted segment reporting as a result of revenue being recognized in an additional segment. This resulted in a change to the presentation on the Consolidated Statements of Loss and Comprehensive Loss where cost of sales is now being disclosed. The comparative figures have been restated to reflect the change in segment reporting with cost of sales increasing by $289,011 and supplies and materials decreasing by $289,011.

34
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

23. SEGMENTED INFORMATION

The Company's operating segments are organized into the following reportable segments:

- Intellectual Property Development - Includes manufacturing and distribution of graphene related products.

- Biotech - Includes service revenue generated through aptamer technology.

- Albany Project - Includes the exploration and evaluation asset and mineral exploration activities.

- Unallocated Corporate Costs - Includes corporate activities and certain unallocated costs.

Performance of each reportable segment is measured based on profit before finance costs and income tax, as included in the internal management reports that are reviewed by the Company's Chief Operating Decision Makers, being the Board of Directors and senior leadership team. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on third- party rates.

Information regarding the results of each reportable segment is included below. Inter-company amounts, which represent items purchased and sold between different segments, have been presented within the segment disclosure and are eliminated to arrive at the consolidated amounts.

	IP Development		BioTech		Albany Project		Unallocated Corporate Costs		Total
For the year ended March 31	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
External net sales	79,995	29,816	792,500	-	-	-	-	-	872,495	29,816
Cost of sales	578,419	289,011	66,191	-	-	-	-	-	644,610	289,011
Depreciation and amortization	600,322	613,714	-	-	-	-	-	-	600,322	613,714
Interest Expense	91,323	107,373	-	-	-	-	-	-	91,323	107,373
Net loss	(7,075,798)	(8,368,889)	(262,462)	(951,877)	(18,597)	(508,773)	(2,682,801)	(1,874,451)	(10,039,658)	(11,703,990)
Segment assets	10,013,831	15,217,568	828,439	8,477	7,553,915	7,359,011	-	-	18,396,185	22,585,056
Segment liabilities	2,816,136	2,199,276	238,003	145,833	-	-	592,599	66,736	3,646,738	2,411,845
Capital expenditures	1,398	320,099	-	-	183,214	271,857	-	-	184,612	591,956

35
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
AS AT AND FOR THE YEARS ENDED MARCH 31, 2025 AND 2024

24. SUBSEQUENT EVENTS

On April 9, 2025, the Company announced that it had closed a non-brokered private placement (the "Offering") of debenture units (the "Debenture units") through the issuance of 2,000 Debenture Units for gross proceeds of $2,000,000. Each Debenture Unit consists of: (i) $1,000 principal amount of 5% secured convertible debentures of the Company (each, a "Convertible Debenture"); and (ii) 454 warrants (the "Warrants") to purchase common shares in the capital of the Company (the "Common Shares"). Each Convertible Debenture will mature on April 9, 2028, (the "Maturity Date") and bears interest at a rate of 5% per annum payable as a balloon payment on the Maturity Date. Each Convertible Debenture is convertible at the option of the holder, in whole or in part, into Common Shares, at any time prior to the Maturity Date at a conversion price of $2.20 per Common Share (the "Conversion Price"). The Company has the option to force the conversion of the Convertible Debentures into Common Shares at the Conversion Price at any time after the second anniversary of closing and prior to the Maturity Date in the event that the volume weighted average trading price of the Common Shares on the TSX Venture

Exchange (the "TSXV") for the preceding 30 business days exceeds $4.40.

The Convertible Debentures are secured by the Company's interest in the 521 mining claims held by the Company's subsidiary Albany Graphite Corp., with a first ranking above all other creditors or loans by the Company.

908,000 Warrants were issued pursuant to the Offering, each entitling the holder to purchase one Common Share at the Conversion Price until the Maturity Date. The Warrants will only vest and be exercisable: (i) in the event, and from the date, that the Company completes a sale or otherwise transfers all of its right, title and interests in the Secured Assets to a third party; and (ii) in such number equal to the result of dividing the outstanding principal amount of Convertible Debentures held by the holder at the time of exercise by the Conversion Price.

Net proceeds from the Offering will be used for working capital and general corporate purposes.

On April 17, 2025, the Company announced that it had entered into an agreement of purchase and sale dated April 15, 2025 for the sale of its property located at 24 Corporate Court, Guelph, ON (the "Property") which houses the Company's corporate office and laboratory space. On May 15, 2025, the Company announced the completed sale for $2,500,000 and will lease back the property from the purchaser until January 31, 2026.

On April 30, 2025, 250,000 stock options were exercised using a "cashless" exercise method whereby 55,555 fewer shares were issued than options exercised as compensation for the $100,000 in cash that traditionally would have been received by the Company upon exercise.

On May 12, 2025, 100,000 stock options were exercised at $0.40 per option resulting in proceeds of $40,000 to the Company.

On May 15, 2025, the Company announced the completed sale for $2,500,000 and will lease back the property from the purchaser until January 31, 2026 [see note 11].

On May 28, 2025, 33,334 stock options were exercised using a "cashless" exercise method whereby 10,446 fewer shares were issued than options exercised as compensation for the $22,667 in cash that traditionally would have been received by the Company upon exercise.

On June 9, 2025, 8,750 stock options were exercised using a "cashless" exercise method whereby 6,552 fewer shares were issued than options exercised as compensation for the $13,300 in cash that traditionally would have been received by the Company upon exercise.